UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 10, 2018
Commission File Number: 000-26424
SSR MINING INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [      ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 hereto are each hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092) of SSR Mining Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSR Mining Inc.
(Registrant)

Date: May 10, 2018	By:	Signed: “Gregory J. Martin”
Gregory J. Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2018

99.2	Management's Discussion and Analysis for the Three Months Ended March 31, 2018

99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

99.5	News Release Dated May 10, 2018